UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

AMCON Distributing Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341Q106

(CUSIP Number)

Andrew Plummer

7405 Irvington Road

Omaha, NE 68122

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02341Q106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Christopher H. Atayan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,469*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,294*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,469*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

As more fully described in Item 5 below, the number of shares reported includes (i) 16,666 shares of Common Stock that may be issued upon the exercise of stock options granted to the Reporting Person, (ii) 16,496 shares of Common Stock issuable upon conversion of shares of the Series A Convertible Preferred Stock, $0.01 par value, of AMCON Distributing Company at the option of the holder of such shares of Preferred Stock, (iii) 8,113 shares of Common Stock issuable upon conversion of shares of the Series B Convertible Preferred Stock, $0.01 par value, of AMCON Distributing Company at the option of the holder of such shares of Preferred Stock, and (iv) 24,175 shares of Common Stock that are held by third parties and which are covered by an irrevocable proxy under which the Reporting Person is entitled to vote all of such shares at any and all meetings of the stockholders of AMCON Distributing Company upon any matter brought before the stockholders. In each case, the indicated voting and dispositive power with respect to the shares in clauses (i), (ii) and (iii) is premised on the assumption of such shares actually being issued.

**

The percentage reported in row (13) is calculated based upon 570,397 shares of Common Stock of AMCON Distributing Company issued and outstanding on April 13, 2009 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of AMCON Distributing Company, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7405 Irvington Road, Omaha, NE 68122.

Item 2. Identity and Background

This statement on Schedule 13D is being filed by Christopher H. Atayan.

(a)	Christopher H. Atayan

(b)        The business address of Mr. Atayan is c/o AMCON Distributing Company, 515 North State Street, Suite 2650, Chicago, IL 60654.

(c)        Mr. Atayan is the chairman and chief executive officer of the Issuer, whose principal executive offices are located at 7405 Irvington Road, Omaha, NE 68122.

(d)-(e)   During the last five years, Mr. Atayan (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Atayan is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase Agreement dated June 29, 2009 ("Stock Purchase Agreement") among Christopher H. Atayan and a selling group consisting of William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation, on June 30, 2009 Mr. Atayan closed the purchase of 102,964 shares of Common Stock and 20,000 shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, for a total purchase price of $4,508,365.07. The source of the total consideration provided by Mr. Atayan for the Common Stock and Series A Convertible Preferred Stock was (i) $3,008,365.07 of Mr. Atayan's personal funds, and (ii) a Promissory Note made by Mr. Atayan to the order of William F. Wright and Aristide Investments, L.P. in the principal amount of $1,500,000. As a part of the transaction contemplated by the Stock Purchase Agreement, the selling group identified above agreed that before selling to a third party any or all of the remaining 24,175 shares of Common Stock held by the selling group, the selling group would first offer to Mr. Atayan the opportunity to purchase the shares to be sold. In addition, the selling group executed and delivered to Mr. Atayan their Irrevocable Proxy to vote all of the remaining 24,175 shares of Common Stock held by the selling group at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

On December 12, 2006, the Issuer entered into a Nonqualified Stock Option Agreement ("Option Agreement") with Christopher H. Atayan, under which he was granted a non-qualified stock option to purchase 25,000 shares of Common Stock, subject to increase or decrease in the event of any change in the Issuer's capital structure. The exercise price of the option is $18.00 per share. Generally, the exercise of this option is permitted as follows: (i) no portion of the option may be exercised before December 12, 2007, (ii) up to one-third of the option (8,333 shares) may be exercised after December 12, 2007, (iii) an additional one-third of the option (8,333 shares) may be exercised after December 12, 2008, and (vi) the entire option may be exercised after December 12, 2009. In no event may the option be exercised after December 12, 2016. No consideration was provided by Mr. Atayan in connection with either the grant of the option of the option becoming exercisable.

Mr. Atayan potentially may be deemed the beneficial owner of 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares. Mr. Atayan has no contractual or other right or power to cause Spencer Street Investments to convert such shares of Series B Convertible Preferred Stock into Common Stock. Although Mr. Atayan has included in this statement on Schedule 13D the 8,113 shares of Common Stock issuable upon conversion of such shares of Series B Convertible Preferred Stock, such inclusion resulted from an abundance of caution on the part of Mr. Atayan and reflects his potential interest in such shares. No consideration was provided by Mr. Atayan in connection with the potential conversion of the Issuer's Series B Convertible Preferred Stock into shares of Common Stock.

Item 4. Purpose of Transaction

Christopher H. Atayan has acquired and continues to hold the securities reported herein for investment purposes; provided, however, that Mr. Atayan will continue to be engaged in the management of the Issuer pursuant to his roles as a director of the Issuer and as an officer of the Issuer.

Depending on market conditions and other factors that Mr. Atayan may deem material to his investment decisions, Mr. Atayan may purchase additional shares of Common Stock or other securities in the open market, in privately negotiated transactions, or pursuant to the exercise of options or other rights granted to him under employee benefit plan awards. Depending on these same factors, Mr. Atayan may sell all or a portion of his shares of Common Stock or other securities on the open market in privately negotiated transactions.

Except as set forth in this statement on Schedule 13D, Christopher H. Atayan has no plans or proposals which relate to or which would result in the occurrence of:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or corporate structure;

(g)        Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Christopher H. Atayan may be deemed the beneficial owner of 183,469 shares of Common Stock, including:

(i)         16,666 shares of Common Stock that may be issued upon the exercise of stock options that are exercisable within 60 days of the date of this statement on Schedule 13D;

(ii)        16,496 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan;

(iii)       8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares; and

(iv)       24,175 shares of Common Stock that are held by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation, which shares are covered by an Irrevocable Proxy under which Mr. Atayan is entitled to vote all of such shares at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

Mr. Atayan has no contractual or other right or power to cause Spencer Street Investments to convert its shares of Series B Convertible Preferred Stock into Common Stock. Although Mr. Atayan has included in this statement on Schedule 13D the 8,113 shares of Common Stock issuable upon conversion of such shares of Series B Convertible Preferred Stock, such inclusion resulted from an abundance of caution on the part of Mr. Atayan and reflects his potential interest in such shares. Based on 570,397 shares of Common Stock outstanding as of April 13, 2009 (as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009), Christopher H. Atayan may be deemed the beneficial owner of 30.0% of the outstanding shares of Common Stock.

(b)        Christopher H. Atayan has the sole power to vote and to direct the vote of 183,469 shares of Common Stock, and the sole power to dispose or to direct the disposition of 159,294 shares of Common Stock. Mr. Atayan does not have shared power to dispose or to direct the disposition of any other shares of Common Stock, and Mr. Atayan does not have shared power to vote or to direct the vote any other shares of Common Stock. The indicated voting and dispositive power with respect to such shares of Common Stock is premised on the assumption of the actual issuance of (i) 16,666 shares of Common Stock that may be issued upon the exercise of stock options granted under the Option Agreement, (ii) 16,496 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan, (iii) 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares. In addition, the indicated voting power with respect such shares of Common Stock is premised on Mr. Atayan's exercise of his rights under the Irrevocable Proxy granted by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation with respect to 24,175 shares of Common Stock.

(c)        With the exception of the transaction described in Item 3 above, including Mr. Atayan's purchased of 102,964 shares of Common Stock and 20,000 shares of the Issuer's Series A Convertible Preferred Stock pursuant to the Stock Purchase Agreement, Christopher H. Atayan has not effected, or been a party to, any transaction in the Issuer's Common Stock during the 60 days preceding the date of this statement on Schedule 13D.

(d)        Except as set forth in this statement on Schedule 13D, no person, other than Christopher H. Atayan, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this statement on Schedule 13D. With respect to the 24,175 shares of Common Stock that are held by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation and that are covered by an Irrevocable Proxy granted to Mr. Atayan, Mr. Atayan does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement on Schedule 13D, Christopher H. Atayan has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

As more fully described in Item 3 above, pursuant to the Option Agreement, Mr. Atayan was granted a non-qualified stock option to purchase 25,000 shares of Common Stock, subject to increase or decrease in the event of any change in the Issuer's capital structure.

As more fully described in Item 3 above, William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation agreed that before selling to a third party any or all of the remaining 24,175 shares of Common Stock held by them, they would first offer to Mr. Atayan the opportunity to purchase the shares to be sold. In addition, William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation executed and delivered to Mr. Atayan their Irrevocable Proxy to vote all of the remaining 24,175 shares of Common Stock held by them at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

As more fully described in Item 3 above, Mr. Atayan the right to receive 16,496 shares of Common Stock upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan.

As more fully described in Item 3 above, Spencer Street Investments, Inc., the holder of the Issuer's Series B Convertible Preferred Stock, has granted to Mr. Atayan the right to receive 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments.

Item 7. Material to Be Filed as Exhibits

Exhibit 1

Nonqualified Stock Option Agreement for Christopher H. Atayan dated December 12, 2006 (incorporated herein by reference to Exhibit 10.13 to the Issuer's Annual Report on Form 10-K filed on November 9, 2007).

Exhibit 2	Promissory Note dated June 29, 2009 made by Christopher H. Atayan to the order of William F. Wright and Aristide Investments, L.P.*

Exhibit 3	Irrevocable Proxy dated June 29, 2009 made by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation for the benefit of Christopher H. Atayan *

__________________

*	Filed herewith.

[The remainder of this page has been intentionally left blank]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2009

/s/ Christopher H. Atayan
CHRISTOPHER H. ATAYAN

INDEX TO EXHIBITS

Exhibit 2	Promissory Note dated June 29, 2009 made by Christopher H. Atayan to the order of William F. Wright and Aristide Investments, L.P.*

Exhibit 3	Irrevocable Proxy dated June 29, 2009 made by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation for the benefit of Christopher H. Atayan *

Exhibit 2

PROMISSORY NOTE

$1,500,000.00	June 29, 2009

FOR VALUE RECEIVED, Christopher H. Atayan (hereinafter referred to as the "Maker") hereby promises to pay to the order of William F. Wright and Aristide Investments, L.P. (together with any Permitted Assigns thereof as defined below, collectively referred to as the "Holder"), with payments to be made directly to William F. Wright, c/o AMCON Corporation, 1431 Stratford Court, Del Mar, CA 92014 or to such other address as the Holder may hereafter direct (for further distribution of such payments two-thirds to Mr. Wright and one-third to Aristide), on or before June 29, 2012 (the "Maturity Date"), the principal sum of One Million Five Hundred and 00/100 Dollars ($1,500,000.00), together with interest at the rate of three and ¼ percent (3.25%) per annum; provided, however, that in the event that any principal is not paid when due (whether by acceleration or otherwise), such principal shall bear interest after the due date thereof until such principal is paid at a rate equal to the lesser of (i) twelve percent (12%) per annum or (ii) the highest legal rate.

Principal of and accrued interest on this Promissory Note shall be paid in thirty-six (36) equal monthly installments of Forty-Three Thousand Seven Hundred Eighty-Seven and 27/100 Dollars ($43,787.27) each, the first such installment to be due and payable one month after the date hereof, and a further installment to be due and payable on the same day of each month thereafter through and including the Maturity Date. All payments shall be first applied to accrued interest and the balance applied to principal.

This Promissory Note may be prepaid, in whole or in part, at any time without penalty and with savings of interest not accrued. Any prepayments shall be applied first to accrued interest and the balance of any prepayment shall be credited ratably to future installments of principal.

Both principal and interest are payable in lawful money of the United States of America in immediately available funds to the Holder at such place as the Holder hereof may from time to time designate in writing.

If Maker shall fail to pay any installment of principal or interest when due and such failure continues five (5) business days after the date such installment is due and payable, the whole principal sum of this Promissory Note, with interest thereon, shall become due and payable at once at the election of the Holder without any presentment, demand, protest or notice of any kind and such failure shall constitute an Event of Default. A delay or failure of the Holder to exercise the option to accelerate, or any other rights to which Holder may be entitled, shall not constitute a waiver of the right to exercise such option or other rights either with respect to such Default.

In the event that this Promissory Note is placed in the hands of an attorney-at-law for collection, or in the event that judicial or administrative proceedings are instituted or threatened in connection herewith, Maker hereby agrees to pay all costs of collecting or attempting to collect this Promissory Note, and all costs of the Holder with respect to any such proceedings, including in each case, without limitation, reasonable attorneys' fees whether or not suit is brought.

MAKER HEREBY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS OR OBLIGATIONS UNDER OR IN CONNECTION WITH THIS PROMISSORY NOTE.

This Note may not be transferred or assigned by the original Holder or any subsequent Holder other than to a Permitted Assign of such Holder. As used herein, the term "Permitted Assign" means a person who bears a relationship to the Holder that is specified in Section 267(b) of the Internal Revenue Code of 1986, as amended.

This Promissory Note shall be governed by the laws of the State of Nebraska. Time is of the essence of this Promissory Note and of each and every provision hereof.

/s/ Christopher H. Atayan
CHRISTOPHER H. ATAYAN

Exhibit 3

IRREVOCABLE PROXY

THIS IRREVOCABLE PROXY is granted effective June 29, 2009, by William F. Wright, Sally Wright, Aristide Investments, L.P., and AMCON Corporation (collectively, the “Grantors”) to Christopher H. Atayan (the “Grantee”).

Grantors currently own in the aggregate Twenty-Four Thousand One Hundred Seventy-Five (24,175) shares of Common Stock, $0.01 par value per share, (the “Stock”) of AMCON Distributing Company, a Delaware corporation (the “Corporation”). Grantors and Grantee are parties to a Stock Purchase Agreement of this same date, pursuant to which Grantors have agreed to grant to Grantee an irrevocable proxy to vote the Stock.

Each Grantor hereby grants to Grantee an irrevocable proxy to vote the shares of the Stock owned by such Grantor at any and all meetings of the stockholders of the Corporation (or by written consent in lieu thereof) upon any matter brought before the stockholders.

This irrevocable proxy is coupled with an interest, and cannot be altered, amended or revoked by Grantors, but shall automatically terminate as to any shares of the Stock that are sold by Grantors (whether in the open market, in a private transaction, or in any other manner), effective immediately prior to the sale of such shares.

This irrevocable proxy may not be assigned by Grantee, except that upon Grantee’s death Grantee’s rights under this irrevocable proxy may be assigned to a Permitted Assign of Grantee pursuant to the terms of Grantee’s last will and testament or pursuant to the terms of a trust created by or for the benefit of Grantee. As used herein, the term “Permitted Assign” means a person who bears a relationship to the Grantee that is specified in Section 267(b) of the Internal Revenue Code of 1986, as amended.

/s/ William F. Wright
WILLIAM F. WRIGHT

/s/ Sally Wright
SALLY WRIGHT

ARISTIDE INVESTMENTS, L.P.

By:	/s/ Nicola Sundeen
Name:	Nicola Sundeen
Title:	Manager

AMCON CORPORATION

By:	/s/ William F. Wright
Name:	William F. Wright
Title:	Chairman